SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

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FORWARD-LOOKING STATEMENTS

This Earnings Release may contain forward-looking statements. These statements are not historical facts being based on the current view and estimates of management of Braskem and its subsidiaries (“Company”) regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan,” “aim” and other similar expressions, when referring to the Company, are used to identify forward looking statements.

Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro goals disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions, operating factors, and availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the geological event in Alagoas and related legal proceedings and unprecedented impacts on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Earnings Release is not an offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offering of securities carried out in Brazil will be made by means of a prospectus that may be obtained from Braskem and which will contain detailed information on Braskem and management, as well as its financial statements.

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BRASKEM S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the largest producer of resins (PE, PP and PVC) in the Americas and a global leader in the production of biopolymers, wishes to provide its schedule for disclosing results for 3Q26, as described below.

Conference Call

Portuguese (Original Audio) with simultaneous interpretation into English

November 13, 2026 (Friday)

Time: 11:00 a.m. Brasilia | 9:00 a.m. US ET | 2:00 p.m. London

Zoom Link: Click here

Investor Relations Channels

Investor Relations Website: www.braskem-ri.com.br

IR mailbox: braskem-ri@braskem.com.br

Phone: +55 (11) 3576-9531

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Braskem reports consolidated Recurring EBITDA of US$382 million in 3Q26, driven by the execution of its commercial strategy focused on expanding its share in priority markets

In the quarter, petrochemical spreads in the international market returned to levels close to those observed before the onset of geopolitical conflicts.

1.	OPERATIONAL AND FINANCIAL INDICATORS

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2.	EXECUTIVE SUMMARY 3Q26

Throughout the third quarter of 2026, the expectation of a resolution of the conflict in the Middle East, combined with a more moderate global demand environment, contributed to the decline in the prices of the main petrochemical feedstocks in the international market. These movements led to a normalization of petrochemical spreads in the international market, which returned to levels closer to those observed before the onset of geopolitical tensions, after the peak recorded in the previous quarter, impacting the Company's consolidated Recurring EBITDA, which amounted to US$382 million in the third quarter of 2026, 63% lower compared to 2Q26.

In this context, it is worth highlighting the Company's commercial efforts to expand its market share in priority segments, which partially offset the negative effects of the external scenario, notably the increase in the volume of (i) resin sales in the Brazilian market and resin exports in the Brazil/South America segment; (ii) main chemicals exports in the Brazil/South America segment; and (iii) PE sales in the Mexico segment.

In the quarter, operating cash generation was R$2.2 billion, mainly due to the positive change in working capital, mainly reflecting (i) the use of the trade credit limit for the acquisition of feedstocks supplied by Petrobras, in the amount of approximately R$1.6 billion; and (ii) the strategy to expand market share, with a positive effect on inventories in the amount of R$475 million. Considering other effects and the disbursements related to the geological event in Alagoas, cash generation before debt totaled R$2.0 billion in the quarter. In this scenario, financial leverage at the end of the third quarter of 2026 was 6.36x.

Results by segment:

In the Brazil/South America segment, Recurring EBITDA was US$267 million (R$1.4 billion), lower compared to 2Q26, mainly due to the normalization of average international spreads for resins and main chemicals, partially offset by higher resin sales volume in the Brazilian market and higher exports of resins and main chemicals. Compared to 3Q25, Recurring EBITDA was higher, mainly due to higher average international spreads in the period and higher volumes of (i) resin sales in the Brazilian market; (ii) resin exports; and (iii) main chemicals exports.

In the United States and Europe segment, Recurring EBITDA was US$15 million (R$78 million), lower compared to 2Q26, mainly explained by the 14% decrease in the average international PP spread and lower PP sales volume in the period. Compared to 3Q25, Recurring EBITDA was higher, mainly due to the higher average international PP spread.

In the Mexico segment, Braskem Idesa's Recurring EBITDA was US$2 million (R$11 million), lower than in 2Q26 mainly due to the 35% decrease in the average international PE spread. This effect was partially offset by the higher PE sales volume in the quarter, mainly explained by the higher utilization rate in the period.

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3.	PERFORMANCE BY SEGMENT 3Q26
3.1	BRAZIL/SOUTH AMERICA
3.1.1	PETROCHEMICAL SCENARIO

BRAZIL/SOUTH AMERICA	Unit	3Q26 (A)	2Q26 (B)	3Q25 (C)	Chg. (A)/(B)	Chg. (A)/(C)	9M26 (D)	9M25 (E)	Chg. (D)/(E)
International Reference Price[1]									
Brent	US$/bbl	97	104	69	-7%	41%	94	71	33%
Natural Gas	US$/MMBtu	2.87	3.10	3.03	-7%	-5%	3.59	3.46	4%
Naphtha	US$/t	763	808	558	-6%	37%	736	583	26%
Ethane	US$/t	180	158	172	14%	5%	171	184	-7%
Propane	US$/t	384	407	358	-6%	7%	379	411	-8%
Resins (i)	US$/t	1,073	1,397	870	-23%	23%	1,135	908	25%
PE US (Brazil Mix)	US$/t	1,097	1,581	915	-31%	20%	1,227	960	28%
PP Asia	US$/t	1,148	1,265	868	-9%	32%	1,114	907	23%
PVC Asia	US$/t	785	963	690	-19%	14%	802	697	15%
Main Chemicals (ii)	US$/t	1,302	1,428	918	-9%	42%	1,227	945	30%
Caustic Soda US	US$/t	427	503	406	-15%	5%	447	439	2%
EDC US	US$/t	213	229	75	-7%	183%	199	112	78%
International spreads[1]									
Resins Spread (iii)	US$/t	382	662	365	-42%	5%	468	377	24%
PE US Spread (Brazil Mix) (iv)	US$/t	419	866	408	-52%	3%	572	427	34%
PP Asia Spread	US$/t	385	457	309	-16%	24%	378	324	17%
PVC Asia Spread (v)	US$/t	219	333	323	-34%	-32%	261	301	-14%
Main Chemicals Spread (vi)	US$/t	539	620	360	-13%	50%	491	362	35%

[1]Source: External consulting (Spot Price).

(i) PE US (Mix Brazil) (54%), PP Asia (33%) and PVC Asia (13%)

(ii) Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%)

(iii) PE US Spread (Brazil Mix) (54%), PP Asia Spread (33%) and PVC Asia Spread (13%) - Figures revised after the release of the 2Q26 Production and Sales Report

(iv) PE US (Brazil Mix) - naphtha (82%) + (PE US (Brazil Mix) - 0.5 * US ethane - 0.5 * US propane) (18%)

(v) PVC Asia - (0.832 * EDC US + 0.23 * ethylene Europe)

(vi) Main Chemicals - Naphtha.

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3.1.2	OVERVIEW

•	Demand for resins in the Brazilian market (PE, PP and PVC): remained in line with 2Q26, mainly explained by the higher demand for resins in 2Q26 due to inventory build-up in the transformation chain, amid uncertainties related to the conflict in the Middle East.

Compared to 3Q25, resin demand remained in line, mainly explained by higher PP demand (+5%), particularly in the consumer goods sectors, combined with inventory replenishment in the transformation chain. This effect was partially offset by lower PE demand (-3%), due to higher inventory levels in the transformation chain.

•	Net Revenue: positively impacted by approximately US$9 million (R$48 million) related to presumed PIS/COFINS tax credits under REIQ Investimentos, lower (-41%) than the same effect recorded in 2Q26.

Excluding this effect, Net Revenue was lower in U.S. dollars (-10%) and in Brazilian reais (-8%) compared to 2Q26, mainly due to the decreases of (i) 23% and 9% in the average international price references for resins and main chemicals, respectively; and (ii) 24 thousand tons (-4%) in the sales volume of main chemicals in the Brazilian market. These effects were partially offset by the increase of (i) 91 thousand tons (+12%) and 65 thousand tons (+37%) in resin sales volume in the Brazilian market and resin exports, respectively; and (ii) 7 thousand tons (+11%) in the export sales volume of main chemicals.

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Compared to 3Q25, the increase in U.S. dollars (+19%) and in Brazilian reais (+12%) is mainly explained by the increases of (i) 23% and 42% in the average international price references for resins and main chemicals, respectively; (ii) 67 thousand tons (+9%) and 11 thousand tons (+5%) in resin sales volume in the Brazilian market and of resin exports, respectively; and (iii) 24 thousand tons (+56%) in the export volume of main chemicals. These effects were partially offset by the decrease of 126 thousand tons (-18%) in main chemicals sales volume in the Brazilian market.

•	Cost of Goods Sold (COGS): in 3Q26, COGS was positively impacted by PIS/COFINS credits on feedstock purchases (“REIQ Raw Materials”) in the amount of US$92 million (R$472 million), US$20 million (R$103 million) lower than in 2Q26, mainly due to lower international price references for naphtha and propane.

Excluding this effect, COGS in the Brazil/South America segment was higher in U.S. dollars (+9%) and in Brazilian reais (+11%) compared to 2Q26, mainly due to the increase of (i) 91 thousand tons (+12%) and 65 thousand tons (+37%) in resin sales volume in the Brazilian market and of resin exports, respectively; (ii) 7 thousand tons (+11%) in the export volume of main chemicals; and (iii) 14% in the international ethane price reference.

Compared to 3Q25, the increase in U.S. dollars (+14%) and in Brazilian reais (+8%) is mainly explained by the increase of (i) 37% and 183% in the international price references for naphtha and EDC, respectively; (ii) 67 thousand tons (+9%) and 11 thousand tons (+5%) in resin sales volume in the Brazilian market and of resin exports, respectively; and (iii) 24 thousand tons (+56%) in the export volume of main chemicals.

The impact of Reintegra credits totaled approximately US$0.5 million (R$2.5 million) in 3Q26.

•	SG&A: the increase in U.S. dollars (+20%) and in Brazilian reais (+22%) compared to 2Q26 is mainly explained (i) by the higher volume of resin sales and exports of resins and main chemicals, as explained above; and (ii) the lower recovery of credits related to demurrage, in the amount of US$1.4 million (R$7 million).

Compared to 3Q25, the decrease in Brazilian reais (-6%) is mainly explained by the reclassification to CAPEX of expenses of approximately US$6 million (R$32 million) related to project engineering, which in 3Q25 had been recorded as operating expenses.

•	Other Income (Expenses), Net: income of US$2 million (R$10 million), mainly due to the recovery of (i) PIS/COFINS tax credits related to import operations, in the amount of approximately US$1 million (R$5 million); and (ii) customer credits, in the amount of approximately US$0.7 million (R$3.5 million), positively impacting the segment’s EBITDA in the quarter.

Excluding non-recurring effects, the total amount of net expenses that impacted Recurring EBITDA was US$1.8 million (R$9 million).

•	Recurring EBITDA: US$267 million (R$1.4 billion), lower in U.S. dollars (-69%) and in Brazilian reais (-69%) compared to 2Q26. Compared to 3Q25, it was higher in U.S. dollars (+30%) and in Brazilian reais (+23%).

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3.2	RENEWABLES OVERVIEW

•	Net Sales Revenue of Green PE and ETBE: in line with 2Q26 (+1%).

Compared to 3Q25, it was higher (+3%), mainly explained by the increase in higher-value-added sales

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3.3	UNITED STATES AND EUROPE
3.3.1	PETROCHEMICAL SCENARIO

3.3.2	OVERVIEW

USA and EUROPE	Unit	3Q26 (A)	2Q26 (B)	3Q25 (C)	Chg. (A)/(B)	Chg. (A)/(C)	9M26 (D)	9M25 (E)	Chg. (D)/(E)
Operating Indicators									
Utilization Rate	%	74%	76%	79%	-2 p.p.	-5 p.p.	76%	75%	1 p.p.
North America PP Demand	kt	2,154	2,119	1,996	2%	8%	6,414	6,157	4%
European PP Demand	kt	2,696	2,822	2,935	-4%	-8%	8,637	9,189	-6%
PP Sales Volume	kt	489	499	495	-2%	-1%	1,485	1,497	-1%
Financial Overview (in US$ million)									
Net Revenue		**827**	**1,085**	**699**	**-24%**	**18%**	**2,667**	**2,255**	**18%**
COGS		(775)	(923)	(681)	-16%	14%	(2,412)	(2,207)	9%
Gross Profit		**52**	**162**	**18**	**-68%**	**192%**	**255**	**48**	**n.a.**
Gross Margin		***6%***	***15%***	***3%***	***-9 p.p.***	***4 p.p.***	***10%***	***2%***	***7 p.p.***
SG&A		(52)	(40)	(51)	28%	0%	(137)	(137)	0%
Other Operating Income (Expenses)		(14)	1	(2)	n.a.	n.a.	(8)	12	n.a.
Basic EBITDA		5	144	(20)	-96%	n.a.	170	(25)	n.a.
Non-recurring Effects		10	3	5	191%	94%	13	5	160%
Recurring EBITDA		**15**	**147**	**(15)**	**-90%**	**n.a.**	**184**	**(20)**	**n.a.**
EBITDA Margin		**2%**	**14%**	**-2%**	**-12 p.p.**	**4 p.p.**	**7%**	**-1%**	**8 p.p.**
Financial Overview (in R$ million)									
Net Revenue		**4,249**	**5,468**	**3,807**	**-22%**	**12%**	**13,686**	**12,778**	**7%**
COGS		(3,984)	(4,652)	(3,709)	-14%	7%	(12,390)	(12,504)	-1%
Gross Profit		**265**	**816**	**98**	**-67%**	**171%**	**1,296**	**274**	**374%**
Gross Margin		***6%***	***15%***	***3%***	***-9 p.p.***	***4 p.p.***	***9%***	***2%***	***7 p.p.***
SG&A		(264)	(203)	(280)	30%	-5%	(707)	(772)	-8%
Other Operating Income (Expenses)		(73)	4	(13)	n.a.	n.a.	(39)	63	n.a.
Basic EBITDA		27	721	(106)	-96%	n.a.	859	(137)	n.a.
Non-recurring Effects		51	18	28	192%	85%	69	28	149%
Recurring EBITDA		**78**	**739**	**(79)**	**-89%**	**n.a.**	**928**	**(109)**	**n.a.**
EBITDA Margin		***2%***	***14%***	***-2%***	***-12 p.p.***	***4 p.p.***	***7%***	***-1%***	***8 p.p.***

•	PP demand: compared to 2Q26, PP demand was higher (+2%) in North America, mainly due to resilient demand from consumer sectors. In Europe, PP demand was lower (-4%), mainly due to higher inventory levels in the transformation chain.

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Compared to 3Q25, PP demand was higher (+8%) in North America, mainly due to higher consumption in the packaging sector. In Europe, PP demand was lower (-8%) due to higher inventory levels, as explained above.

•	Net Revenue: lower in U.S. dollars (-24%) and in Brazilian reais (-22%), mainly due to the decreases of (i) 11% and 16% in the average international PP price reference in the United States and Europe, respectively; and (ii) 10 thousand tons (-2%) in PP sales volume.

Compared to 3Q25, the increase in U.S. dollars (+18%) and in Brazilian reais (+12%) is mainly explained by the increase of 24% and 22% in the international PP price references in the United States and Europe, respectively.

•	Cost of Goods Sold (COGS): lower in U.S. dollars (-16%) and in Brazilian reais (-14%) compared to 2Q26, mainly due to (i) the 12% decrease in the average propylene price in the United States and Europe; and (ii) the lower PP sales volume, by 10 thousand tons, or 2%.

Compared to 3Q25, the increase in U.S. dollars (+14%) and in Brazilian reais (+7%) is mainly explained by the increase of 24% and 37% in the international propylene price references in the United States and Europe, respectively.

•	SG&A: higher in U.S. dollars (+28%) and in Brazilian reais (+30%) compared to 2Q26, mainly due to higher logistics expenses for feedstock supply in the United States.

In addition, as of 1Q26, part of the commercial expenses that had been recorded in the United States and Europe segment were allocated to Brazil to better reflect the commercial efforts of each region, with no changes to the consolidated result. In 3Q26, the impact was around US$3 million (R$14 million).

Excluding this effect, it was higher (+7%) in U.S. dollars when compared to 3Q25. In Brazilian reais, it remained in line, explained by the 6% appreciation of the average Brazilian real against the average U.S. dollar in the period.

•	Other Income (Expenses), Net: expense of US$14 million (R$73 million), mainly due to the inventory write-off of certain spare parts not consumed after a certain period.

Excluding non-recurring effects, the total amount of net expenses that impacted Recurring EBITDA was US$4 million (R$22 million) in 3Q26.

•	Recurring EBITDA: US$15 million (R$78 million), lower in U.S. dollars (-90%) and in Brazilian reais (-89%) compared to 2Q26. Compared to 3Q25, Recurring EBITDA was higher by US$30 million (R$157 million).

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3.4	MEXICO
3.4.1	PETROCHEMICAL SCENARIO

3.4.2	OVERVIEW

MEXICO	Unidade	3Q26 (A)	2Q26 (B)	3Q25 (C)	Chg. (A)/(B)	Chg. (A)/(C)	9M26 (D)	9M25 (E)	Chg. (D)/(E)
Operating Indicators									
Utilization Rate	%	62%	43%	47%	19 p.p.	15 p.p.	53%	56%	-3 p.p.
Mexico PE Demand	kt	667	630	652	6%	2%	1,960	1,971	-1%
PE Sales Volume	kt	159	125	146	28%	9%	424	487	-13%
Financial Overview (in US$ million)									
Net Revenue		**197**	**211**	**151**	**-7%**	**30%**	**550**	**524**	**5%**
COGS		(221)	(179)	(222)	23%	0%	(578)	(625)	-8%
Gross Profit		**(24)**	**31**	**(71)**	**n.a.**	**-66%**	**(27)**	**(100)**	**-73%**
Gross Margin		***-12%***	***15%***	***-47%***	***-27 p.p.***	***34 p.p.***	***-5%***	***-19%***	***14 p.p.***
SG&A		(39)	(34)	(25)	13%	56%	(108)	(75)	44%
Other Operating Income (Expenses)		5	(20)	12	n.a.	-55%	(13)	38	n.a.
Basic EBITDA		(8)	25	(37)	n.a.	-77%	(9)	(9)	-4%
Non-recurring Effects		11	32	0	-67%	n.a.	53	0	n.a.
Recurring EBITDA		**2**	**57**	**(37)**	**-96%**	**n.a.**	**45**	**(9)**	**n.a.**
EBITDA Margin		**1%**	**27%**	**-25%**	**-26 p.p.**	**26 p.p.**	**8%**	**-2%**	**10 p.p.**
Financial Overview (in R$ million)									
Net Revenue		**1,010**	**1,064**	**821**	**-5%**	**23%**	**2,826**	**2,977**	**-5%**
COGS		(1,135)	(905)	(1,207)	25%	-6%	(2,974)	(3,521)	-16%
Gross Profit		**(125)**	**159**	**(385)**	**n.a.**	**-68%**	**(148)**	**(544)**	**-73%**
Gross Margin		***-12%***	***15%***	***-47%***	***-27 p.p.***	***35 p.p.***	***-5%***	***-18%***	***13 p.p.***
SG&A		(201)	(174)	(137)	15%	47%	(553)	(423)	31%
Other Operating Income (Expenses)		28	(102)	65	n.a.	-57%	(68)	210	n.a.
Basic EBITDA		(44)	125	(204)	n.a.	-78%	(51)	(32)	63%
Non-recurring Effects		55	164	0	-66%	n.a.	274	0	n.a.
Recurring EBITDA		**11**	**289**	**(204)**	**-96%**	**n.a.**	**222**	**(32)**	**n.a.**
EBITDA Margin		***1%***	***27%***	***-25%***	***-26 p.p.***	***26 p.p.***	***8%***	***-1%***	***9 p.p.***

•	PE demand in the Mexican market: higher compared to 2Q26 (+6%) mainly explained by the buildup of inventories in the transformation chain due to the seasonality of the period.

Compared to 3Q25, demand was higher (+2%), mainly explained by the lower demand in 3Q25 due to customers bringing forward their purchases in 2Q25.

•	Net Revenue: lower in U.S. dollars (-7%) and in Brazilian reais (-5%) compared to 2Q26, mainly explained by the 30% decrease in the international PE price reference in the United States. This effect was partially offset by the increase of 34 thousand tons (+28%) in PE sales volume.

Compared to 3Q25, it was higher in U.S. dollars (+30%) and in Brazilian reais (+23%), mainly due to the increase of (i) 13 thousand tons, or 9%, in PE sales volume; and (ii) 23% in the international PE price reference in the United States.

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•	Cost of Goods Sold (COGS): higher in U.S. dollars (+23%) and in Brazilian reais (+25%) compared to 2Q26, mainly explained by the increase of (i) 14% in the international ethane price reference in the United States; and (ii) 34 thousand tons, or 28%, in PE sales volume.

Compared to 3Q25, it remained in line, mainly due to idleness expenses in the amount of US$22 million (R$123 million) related to the general scheduled maintenance shutdown of the petrochemical complex that occurred in 3Q25.

Excluding this effect, the increase in U.S. dollars (+11%) and in Brazilian reais (+5%) is mainly explained by the increase (i) of 5% in the international ethane price reference; and (ii) in PE sales volume, as explained above.

•	SG&A: higher compared to 2Q26, in U.S. dollars (+13%) and in Brazilian reais (+15%), and to 3Q25, in U.S. dollars (+56%) and in Brazilian reais (+47%), mainly explained by higher third-party service expenses.

Excluding this non-recurring effect, the total amount of Selling, General and Administrative Expenses that impacted Recurring EBITDA was US$23 million (R$119 million).

•	Other Income (Expenses), Net: income of US$5 million (R$28 million), mainly due to the partial reversal of the inventory write-off of certain spare parts, of approximately US$5 million (R$28 million), related to 2Q26.

Excluding this non-recurring effect, the total amount of net other income that impacted Recurring EBITDA was US$0.2 million (R$1.1 million).

•	Recurring EBITDA: US$2 million (R$11 million), lower in U.S. dollars (-96%) and in Brazilian reais (-96%) compared to 2Q26. Compared to 3Q25, Recurring EBITDA was higher by US$39 million (R$215 million).

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4.	CONSOLIDATED FINANCIAL OVERVIEW

4.1	CONSOLIDATED REVENUE

Net Revenue (R$ million) | Consolidated[1]

3Q26
59%
22%
9%
5%
5%
2Q26
60%
25%
6%
5%
5%
3Q25
61%
22%
7%
6%
5%
Brazil
USA and Europe
Exports²
Green PE + ETBE
Mexico

[1]Does not consider feedstock resale and others
[2]Considers only exports from Brazil

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4.2	COST OF GOODS SOLD – COGS

COGS 3Q26 | Consolidated[1]

3Q26
43%
10%
19%
6%
6%
5%
4%
6%
2%
2Q26
40%
12%
21%
6%
6%
5%
3%
5%
2%
3Q25
37%
18%
18%
6%
6%
4%
3%
6%
2%
Naphtha and Condensated
Propylene
Deprec / Amort
Natural Gas
Electric Energy
Other Variable Costs¹
Fixed Costs²
Sales Freight
Gas³

[1]Includes chemicals, additives, catalysts, fuels, utilities, among others
[3]Includes salaries and benefits
[4]3Q26: Includes Mexico Ethane 2.6%; and Brazil: Ethane: 1.0%; Propane 1.4%; Refinery off-gas 0.9%

4.3	OTHER INCOME (EXPENSES), NET

In 3Q26, Braskem recorded a net expense of R$8 million, mainly due to:

(i)	approximately US$10 million (R$51 million) from the recognition of the inventory write-off of certain spare parts not consumed after a certain period in the United States; and
(ii)	the recognition of expenses related to the discontinuation of CAPEX projects, with an impact of US$2 million (R$10 million).

These effects were partially offset by:

(i)	the partial reversal of the inventory write-off of spare parts not consumed after a certain period in Mexico, which had been recorded in the previous quarter, with an impact of approximately US$5 million (R$28 million); and

16

(ii)	the monetary adjustment of the provision related to the geological event in Alagoas, of approximately US$4 million (R$22 million).

Excluding non-recurring effects, the total amount of net expenses that impacted Recurring EBITDA was US$1 million (R$3 million).

4.4	RECURRING EBITDA[1]

In 3Q26, the Company's Consolidated Recurring EBITDA was US$382 million (R$1,961 million), lower than in 2Q26 in U.S. dollars (-63%) and in Brazilian reais (-63%), mainly due to the decrease of US$665 million (R$3,312 million) in consolidated gross profit, mainly explained by the decrease of:

(i)	42% and 13% in the average international spreads for resins and main chemicals, respectively, in the Brazil/South America segment;
(ii)	14% in the average international PP spread in the United States and Europe segment;
(iii)	35% in the average international PE spread in the Mexico segment; and
(iv)	US$20 million (R$103 million) related to the effect of REIQ Raw Materials on feedstock purchases, with an impact on COGS in the Brazil/South America segment.

These effects were partially offset by the execution of the commercial strategy focused on expanding market share in priority segments, notably the increase of (i) 91 thousand tons (+12%) and 65 thousand tons (+37%) in resin sales volume in the Brazilian market and of resin exports, respectively, in the Brazil/South America segment; (ii) 7 thousand tons (+11%) in the export sales volume of main chemicals in the Brazil/South America segment; and (iii) 34 thousand tons (+28%) in PE sales volume in the Mexico segment.

Compared to 3Q25, the increase in U.S. dollars (+154%) and in Brazilian reais (+140%) is mainly explained by the increase of US$311 million (R$1,567 million) in consolidated gross profit, mainly explained by the increase of:

(i)	5% and 50% in the average international spreads for resins and main chemicals, respectively, in the Brazil/South America segment;
(ii)	11% in the average international PP spread in the United States and Europe segment; and
(iii)	27% in the average international PE spread in the Mexico segment.

1 Braskem's consolidated results comprise profit or loss in Brazil, the United States and Europe and Mexico, minus the eliminations and reclassifications of purchases and sales between the Company’s reportable segments, plus Other Segments.

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4.5	CONSOLIDATED FINANCIAL RESULT

•	Financial expenses: increase compared to 2Q26 (+10%), mainly explained by higher (i) interest expenses on U.S. dollar-denominated financial obligations, driven by a 2% depreciation of the average Brazilian real against the average U.S. dollar in 3Q26 relative to 2Q26; and (ii) present value adjustment expenses related to the estimated disbursements over time for the geological event in Alagoas.

Compared to 3Q25, the increase (+11%) is mainly explained by (i) higher financial expenses related to the US$1.0 billion drawdown of the stand-by credit facility, which increased the Company's gross debt balance; and (ii) present value adjustment expenses related to the estimated disbursements over time for the geological event in Alagoas, as explained above.

•	Financial income: increase compared to 2Q26 (+5%), mainly explained by higher interest accrued on tax credits.

Compared to 3Q25, the decrease (-28%) is mainly explained by the sale of investment fund quotas in the amount of R$108 million in 3Q25.

•	Net foreign exchange variation: the negative variation compared to the second quarter of 2026 (2Q26) is primarily explained by a depreciation of approximately 0.1% in the Brazilian real, measured at the end of the third quarter of 2026 (3Q26) against the U.S. dollar at the end of 2Q26, applied to the average net exposure of (i) of the Company, in the amount of US$10.3 billion; and (ii) of Braskem Idesa and its subsidiaries, in the amount of US$4.3 billion.

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On June 30, 2026, Braskem Idesa changed its functional currency from the Mexican peso to the U.S. dollar, based on Management's assessment of changes in the subsidiary's economic facts and circumstances, especially those related to the evolution of its ethane supply matrix and the higher share of U.S. dollar-denominated exposures.

•	Changes in hedge accounting financial instruments: regarding Braskem S.A.'s export hedge accounting, there was no realization during the quarter, as the export flows designated as the hedged items did not take place within this period. Consequently, no impact was recognized in the Financial Result, with the effects of the financial instruments remaining recorded in Other Comprehensive Income.

Regarding Braskem Idesa's export hedge accounting, approximately MXN364.8 million was realized from export flows totaling US$133.6 million designated and discontinued between 2016 and 2025. The average initial designation rate was MXN/US$16.3476, and the average realization rate was MXN/US$19.2639.

•	Long-Term Foreign Exchange Hedge Program: Braskem's raw materials and products have prices denominated in, or strongly influenced by, international commodity prices, which are usually denominated in U.S. dollars. Since 2016, Braskem has entered into derivative financial instruments to mitigate part of the exposure of its cash flow denominated in Brazilian reais. The program’s primary mitigation mechanism involves dollar call and put option contracts, hedging projected cash flows over a horizon of up to 18 months.

As of September 30, 2026, Braskem held a total outstanding notional amount of US$13.7 million purchased in puts, at an average strike price of R$/US$5.13. Concurrently, the Company also held a total outstanding notional amount sold in calls of US$8.9 million, at an average strike price of R$/US$7.90. These transactions have a maximum maturity of 18 months. The mark-to-market of these Zero Cost Collar ("ZCC") transactions was positive at R$1.5 million at the end of 3Q26.

Due to dollar volatility during the period, options were exercised, resulting in a positive cash impact of R$24.3 million by the end of 3Q26.

Cash Flow Hedge	Term	Strike Put	Strike Call	Notional
		(average)	(average)	(R$ million)
Zero-Cost Collar	4Q26	5.13	7.9	70
TOTAL		5.13	7.9	70

4.6	NET INCOME (LOSS)

In 3Q26, the Company recorded a net loss attributable to shareholders of US$206 million (R$1.1 billion), mainly due to (i) lower gross profit, explained by the normalization of chemical and petrochemical spreads in the international market, which returned to levels closer to those observed before the onset of geopolitical tensions in the Middle East; and (ii) lower profit before income tax associated with the negative foreign exchange variation of US$19 million (R$100 million).

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4.7	INVESTMENTS
4.7.1	CORPORATE INVESTMENTS (EX-BRASKEM IDESA)

In the quarter, the Company launched the “Operational Excellence 360°”" Program, which aims to prioritize initiatives focused on the integrity, reliability and revitalization of Braskem's global operating assets. Accordingly, the investment expected to be made throughout 2026 by Braskem (Ex-Braskem Idesa and Ex-REIQ Investments) was revised to US$496 million (R$2.7 billion).

In 3Q26, Braskem (Ex-Braskem Idesa and Ex-REIQ Investments) made corporate investments of approximately US$125 million (R$645 million), mainly allocated to: (i) scheduled maintenance shutdowns at resin plants of the petrochemical complex at Rio Grande do Sul; (ii) equipment maintenance focused on asset reliability; (iii) implementation of a new version of the ERP system; and (iv) acquisition of spare parts focused on operational continuity.

•	REIQ Investments: at the end of 3Q26, the Company recorded approximately R$79 million (US$15 million) in net tax credits through REIQ Investments.

4.7.2	BRASKEM IDESA INVESTMENTS

The investments planned for 2026 by Braskem Idesa total US$42 million (R$234 million), mainly allocated to operating investments in the maintenance and operation of the petrochemical complex.

In 3Q26, excluding investments in the Ethane Import Terminal (TQPM), Braskem Idesa made investments of approximately US$6 million (R$28 million), mainly related to (i) asset reliability and integrity initiatives; and (ii) the acquisition of spare parts for operational continuity.

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Ethane Import Terminal (TQPM): in May 2025, the construction project of the ethane import terminal in Mexico was completed, through the subsidiary Terminal Química Puerto México (TQPM), a joint venture between Braskem Idesa and Advario, in which each shareholder holds a 50% stake. The financing for the terminal’s construction included a capital support commitment from Braskem which, as of the end of September 2026, covers 50% of the outstanding balance of Terminal Química, with the remaining 50% guaranteed by the other TQPM shareholder until the project's collateral perfection date (which includes the authorization of the local energy regulatory agency – CRE/CNE – for the pledge of certain Terminal Química assets to the lender syndicate). After this milestone is reached, Braskem undertakes to provide support covering 100% of the monthly payments for the agreement entered into between Braskem Idesa and TQPM, up to the amount of the outstanding balance of the TQPM financing.

4.8	CASH GENERATION (CONSUMPTION)
4.8.1	BRASKEM CASH GENERATION (CONSUMPTION)

In 3Q26, operating cash generation was R$2.2 billion, mainly due to the positive change in working capital of approximately R$1.0 billion in the quarter. This change is mainly explained by:

•	In the trade payables line item, with a positive impact of approximately R$1.5 billion, mainly explained by the trade credit limit for the acquisition of feedstocks supplied by Petrobras, in the amount of approximately R$1.6 billion;
•	In the inventories line item, with a positive impact of R$475 million, mainly explained by the execution of the commercial strategy focused on expanding market share in priority segments, reflected in the optimization of inventory levels; and
•	In the taxes payable and recoverable line items, with a positive impact of R$381 million, due to participation in the State of São Paulo’s ICMS installment payment program and the monetization of CIDE-Fuel tax credits recognized by a final, unappealable judicial decision.

Considering the other effects and the disbursements related to the geological event in Alagoas, cash generation before debt totaled R$2.0 billion in the quarter. In this scenario, financial leverage at the end of the third quarter of 2026 was 6.36x.

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Cash Flow Generation R$ million	3Q26 (A)	2Q26 (B)	3Q25 (C)	Chg. (A)/(B)	Chg. (A)/(C)	9M26 (D)	9M25 (E)	Chg. (D)/(E)
Recurring EBITDA	**1,961**	**5,253**	**818**	**-63%**	**140%**	**8,220**	**2,567**	**220%**
Changes in Working Capital[1]	1,015	(2,771)	27	n.a.	n.a.	(8,029)	(1,830)	339%
Operational CAPEX	(694)	(480)	(1,152)	45%	-40%	(1,780)	(2,144)	-17%
Strategic Investments[2]	(80)	(84)	(28)	-6%	189%	(212)	(38)	n.a.
Cash Generated (used) in operating activities	**2,202**	**1,919**	**(334)**	**15%**	**n.a.**	**(1,794)**	**(1,446)**	**24%**
Interest Paid	(109)	(687)	(1,476)	-84%	-93%	(1,953)	(3,777)	-48%
Income tax and social contribution paid	19	85	(54)	-77%	n.a.	143	(132)	n.a.
Proceeds from the sale of investments	-	(196)	95	-100%	-100%	(196)	170	n.a.
Others[3]	23	(81)	116	n.a.	-80%	(638)	69	n.a.
Recurring Cash Generated (used)	**2,136**	**1,039**	**(1,653)**	**105%**	**n.a.**	**(4,438)**	**(5,117)**	**-13%**
Geological Event in Alagoas[4]	(183)	(241)	(388)	-24%	-53%	(910)	(1,075)	-15%
Dividends	-	-	-	n.a.	n.a.	-	(0)	-100%
Leniency Agreement	-	-	-	n.a.	n.a.	(42)	(35)	21%
Cash generated (used in) before debt	**1,952**	**798**	**(2,042)**	**145%**	**n.a.**	**(5,391)**	**(6,227)**	**-13%**
TQPM Investments	-	-	(88)	n.a.	-100%	-	(386)	-100%
Short and long-term debt Issued/Payments[5]	(29)	(584)	(486)	-95%	-94%	2,287	(1,262)	n.a.
Exchange variation on cash of foreign subsidiaries	14	(53)	(48)	n.a.	n.a.	(331)	(732)	-55%
Reversal Financial investments (includes LFT's and LF's)	423	(691)	389	n.a.	9%	(352)	981	n.a.
Lease	(281)	(218)	(246)	29%	14%	(702)	(676)	4%
Proceeds from non-controlling capital contributions	-	-	-	n.a.	n.a.	4	(22)	n.a.
Increase (Decrease) in cash and cash equivalents	**2,079**	**(748)**	**(2,520)**	**n.a.**	**n.a.**	**(4,491)**	**(8,323)**	**-46%**

[1]Adjusted to: (i) exclude the effects of reclassifications between Financial Investments (includes LFT's and LF's) and Cash and Cash Equivalents lines in the amount of R$423 million in 3Q26; (ii) include adjustments to eliminate effects with no cash impact on Net Profit in the amount of R$93 million in 3Q26; and (iii) excludes the effects of the reclassification of letters of credit renegotiated with financial institutions from "Suppliers" to "Loans and Financing," totaling R$2.144 million in 3Q26.

[2]It considers the strategic investments related to the ethane import terminal, which, through 4Q25, were made by TQPM using proceeds from the financing, as well as investments funded with REIQ Investment tax credits. Investments made in 2Q26 and 3Q26 were allocated to the "Strategic Investments".

[3]Includes, mainly funds received in the sale of assets, additions to investment in subsidiaries and other monetizations.

[4]Considers the disbursments related to Alagoas which were made through payments which impacted the provision and other accounts payable.

[5] Adjusted to exclude the effects of the reclassification of letters of credit renegotiated with financial institutions from "Suppliers" to "Loans and Financing," totaling R$2.144 million in 3Q26 and R$920 million in 2Q26.

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4.9	INDEBTEDNESS AND RATING
4.9.1	BRASKEM INDEBTEDNESS

As of September 30, 2026, the corporate gross debt balance was US$10.9 billion2, considering the drawdown of the stand-by credit facility carried out in October 2025.

The Company ended the quarter with an adjusted net debt balance of US$9.9 billion, an increase of 5% compared to the previous quarter, due to the accounting reclassification of letters of credit with financial institutions from the “Suppliers” line item to “Loans and Financing”, in the amount of US$424 million (R$2.1 billion). The Company's corporate leverage ended the quarter at 6.36x.

2 As from 2Q26, the calculation of Gross Debt (Ex-Braskem Idesa and TQPM) began to include lease liabilities.

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4.9.2	BRASKEM RATING
CORPORATE CREDIT RISK - GLOBAL SCALE
Agency	Rating	Outlook	Date
FITCH	RD	-	08/14/2026
S&P	D	-	06/26/2026

CORPORATE CREDIT RISK - NATIONAL SCALE
Agency	Rating	Outlook	Date
FITCH	RD (bra)	-	08/14/2026
S&P	brD	-	06/26/2026

The credit rating agency Fitch Ratings revised the Company's credit rating to RD, on the global scale and RD (bra) on the national scale.

4.9.3	BRASKEM IDESA DEBT

Braskem Idesa Debt[1] US$ million	Sep-26 (A)	Jun-26 (B)	Sep-25 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Gross Debt	**2.389**	**2.339**	**2.179**	**2%**	**10%**
denominated in R$	-	-	-	n.a.	n.a.
denominated in US$	2.389	2.339	2.179	2%	10%
(+) Leasing[2]	**15**	**19**	**44**	**-22%**	**-67%**
denominado in US$	15	19	44	-22%	-67%
(=) Gross Debt[2]	**2.404**	**2.358**	**2.223**	**2%**	**8%**
denominated in R$	-	-	-	n.a.	n.a.
denominated in US$	2.404	2.358	2.223	2%	8%
(-) Cash and Cash Equivalents	**256**	**59**	**46**	**331%**	**n.a.**
denominated in R$	-	-	-	n.a.	n.a.
denominated in US$	256	59	46	331%	n.a.
(=) Net Debt	**2.148**	**2.299**	**2.177**	**-7%**	**-1%**
denominated in R$	-	-	-	n.a.	n.a.
denominated in US$	2.148	2.299	2.177	-7%	-1%
Recurring EBITDA (LTM)[3]	**184**	**119**	**87**	**54%**	**113%**
Net Debt (ex-Judicial deposit)/EBITDA	**11,66x**	**19,25x**	**25,12x**	**-39%**	**-54%**

[1]It does not consider debt, cash and EBITDA from TQPM (Project Finance).

[2]As of 2Q26, the calculation of Gross Debt includes Braskem Idesa's lease liabilities with third parties (excluding leases with related parties)

[3]For leverage purposes, it is considered the accounting Recurring EBITDA.

4.9.4	BRASKEM IDESA RATING
CORPORATE CREDIT RISK - BRASKEM IDESA
Agency	Rating	Outlook	Date
FITCH	D	-	08/18/2026
S&P	D	-	11/20/2025

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5.	CAPITAL MARKET
5.1	SHARE PERFORMANCE

As of September 30, 2026, Braskem's shares were quoted at R$4.24/share (BRKM5) and US$1.45/ADR (BAK). The Company’s securities are classified under Level 1 of B3 – Brasil, Bolsa, Balcão’s corporate governance framework and are traded on the New York Stock Exchange (NYSE), through Level 2 ADRs (American Depositary Receipts), with each Braskem ADR (BAK) representing two Class “A” preferred shares issued by the Company, and on the Latibex Stock Exchange in Madrid under the ticker symbol XBRK.

Stock Performance
(Base 100)
200
160
120
80
40
0
jan
feb
mar
apr
may
jun
jul
aug
sep
+16%
-45%
-50%
-50%
BRKM5
BRKM3
BAK
IBOV

Source: Bloomberg

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5.2	PERFORMANCE OF CORPORATE DEBT SECURITIES
5.2.1	PERFORMANCE OF BRASKEM DEBT SECURITIES

Bond	Outstanding (US$ million)	Maturity	Coupon	3Q26	2Q26	3Q25	Var.	Var.	Var.
			(A)	(B)	(C)	(D)	(B) - (A)	(C) - (A)	(D) - (A)
Braskem '28	1,250	Jan/28	4.500%	61.45%	40.76%	48.72%	+5695 bps	+3626 bps	+4422 bps
Braskem '30	1,500	Jan/30	4.500%	28.81%	22.29%	32.61%	+2431 bps	+1779 bps	+2811 bps
Braskem '31	850	Jan/31	8.500%	26.83%	21.82%	33.95%	+1833 bps	+1332 bps	+2545 bps
Braskem '33	1,000	Feb/33	7.250%	20.84%	17.75%	26.86%	+1359 bps	+1050 bps	+1961 bps
Braskem '34	850	Oct/34	8.000%	20.85%	16.56%	26.86%	+1285 bps	+856 bps	+1886 bps
Braskem '41	587	Jul/41	7.125%	13.42%	14.75%	19.74%	+630 bps	+762 bps	+1261 bps
Braskem '50	750	Jan/50	5.875%	14.37%	14.31%	17.08%	+850 bps	+844 bps	+1120 bps
Braskem Hybrid	231	Jan/81	12.004%	37.97%	32.48%	81.06%	+2597 bps	+2047 bps	+6906 bps

5.2.2	PERFORMANCE OF BRASKEM IDESA DEBT SECURITIES

Bond	Outstanding (US$ million)	Maturity	Coupon	3Q26	2Q26	3Q25	Var.	Var.	Var.
			(A)	(B)	(C)	(D)	(B) - (A)	(C) - (A)	(D) - (A)
Braskem Idesa '29	900	Nov/29	7.450%	22.14%	22.47%	22.70%	+1469 bps	+1502 bps	+1525 bps
Braskem Idesa '32	1,200	Feb/32	6.990%	15.55%	17.18%	18.05%	+856 bps	+1019 bps	+1106 bps

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6.	ANNEXES
6.1	SALES BY SECTOR

Resin Sales by Sector (%) | Brazil/South America Segment

Sales by Sector (%) | Mexico Segment

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6.2	COGS BREAKDOWN BY SEGMENT[3]

COGS Breakdown (%) | Brazil/South America Segment

COGS Breakdown (%) | United States and Europe Segment

COGS Breakdown (%) | Mexico Segment

3 Considers managerial figures for the reportable segments.

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6.3	UPDATES ON ALAGOAS

In May 2019, the Geological Survey of Brazil (“CPRM”) issued a report, indicating that the geological phenomenon identified in certain neighborhoods of the municipality of Maceió, Alagoas, could be related to the rock salt well exploration activities developed by Braskem. The salt mining operation, from this moment on, was fully ended by the Company.

Since then, the Company has been devoting its best efforts to understand the geological event, its possible effects on surfaces, stability of rock salt cavities and in carrying out precautionary measures to ensure public safety. The results arising from the understanding of the geological event are being shared with the Brazilian National Mining Agency (“ANM”) and other pertinent authorities.

As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including the following agreements:

i)	Agreement to Support the Relocation of People in Risk Areas (“Instrument of Agreement” or “Agreement for Compensation of Residents”), entered into with the State Prosecution Office (“MPE”), the Alagoas State Public Defender’s Office (“DPE”), the Federal Prosecution Office (“MPF”) and the Federal Public Defender’s Office (“DPU”), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, which established cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”). On December 30, 2020, the Second Amendment to the Instrument of Agreement was executed to regulate the Civil Defense Map issued in December 2020 (version 4), in addition to establishing measures aimed at guaranteeing people’s safety, providing for support, under the Financial Compensation and Relocation Support Program (“PCF”) implemented by Braskem, to the population located in the indicated areas, and providing for the creation of a technical group (“Technical Monitoring Committee”) to monitor and study the areas adjacent to said map. On July 22, 2026, the Third Amendment to the Instrument of Agreement was executed, aimed at renewing the activities of the Technical Monitoring Committee and formalizing its new composition. Following ratification by the courts of the Agreement for Compensation of Residents, the respective Public-Interest Civil Action for Resident Reparation was dismissed;

ii)	Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation (“ACP Socio-Environmental Reparation”) and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as “Agreement for Socio-Environmental Reparation”), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible social and urban impacts and damages arising from salt mining in the Municipality of Maceió. Following ratification by the courts of this agreement, the Public-Interest Civil Action for Socio-Environmental Reparation was dismissed;

iii)	Agreement for Implementation of Social and Economic measures for Requalification of the Flexal Area (“Flexal Agreement”), entered into with MPF, MPE, DPU and the Municipality of Maceió and ratified on October 26, 2022, which establishes the actions to requalify the Flexal region, payment of compensation to the Municipality of Maceió and indemnifications to residents in the region;

29

iv)	Global Agreement with the Municipality of Maceió (“Global Agreement”) ratified on July 21, 2023, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; and (b) adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (“PAS”); and

v)	Instrument of Agreement with the State of Alagoas (“State Agreement”), executed on November 10, 2025, which provides, among other terms: (a) the payment of a total amount of R$1.2 billion as compensation, indemnification, and/or reimbursement to the State of Alagoas for the full reparation of all material and non-material damages suffered by the State; (b) grants the Company a full release from any liability for damages arising from and/or related to the geological event in Alagoas, including the dismissal of the respective Action for Damages filed by the State of Alagoas. Of the total R$1.2 billion established in the agreement, R$139 million (adjusted to current value) have already been paid. The outstanding balance is expected to be paid in 10 variable, adjusted annual installments, mainly after 2030, taking into account the Company's ability to pay.

The Management of Braskem, based on its assessment and that of its external advisors, considering the short- and long-term effects of the technical studies prepared, the existing information and the best estimate of the expenses for implementing several measures connected with the geological event in Alagoas, presents the following changes in the period:

Changes in the provision for the Alagoas Geological Event (R$ million)	3Q26	2Q26	1Q26	2026
Balance at the beginning of the period	3,247	3,367	3,503	3,503
Provision Additions (Reversal)	2	82	88	172
Payments and Reclassifications	(173)	(200)	(278)	(652)
Realization of present value adjustment	119	(2)	54	172
Balance at the end of the period	3,195	3,247	3,367	3,195

The total amounts moved since the beginning of the actions related to the geological event in Alagoas through the period ended September 30, 2026, are allocated among the following workstreams:

Provisions by work front (R$ million)	Total provision amount	Payments and reclassifications	Realization of present value adjustment	Provision balance
a. Support for relocating and compensating	5,081	(5,071)	144	154
b. Actions for closure, monitoring of salt cavities, environmental actions and other matters	5,231	(4,146)	420	1,505
c. Socio-urban measures	1,914	(1,437)	245	722
d. Additional measures	5,954	(5,323)	183	814
Total	18,180	(15,977)	992	3,195

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a)	Support for relocation and compensation: Refers to actions to support the relocation and compensation of residents, business owners and owners of properties located in the Civil Defense Map, including compensation that requires special relocation measures, such as hospitals, schools, and public facilities, whether they belong to private or public entities.

This action has a provision of R$154 million that comprises expenses related to relocation actions, such as vacating the areas, rent assistance, household goods transportation, negotiation of individual agreements for financial compensation and indemnities related to establishments that require special measures for their relocation.

By September 30, 2026, 99.9% of the residents of the total residential, commercial and mixed-use properties had already been relocated. A total of 19,204 proposals had been submitted (99.9% of the total inflow). In addition, 19,143 financial compensation proposals had been accepted (99.7% of the total inflow), and 19,133 had been paid (99.6% of the total inflow). Under the Financial Compensation and Relocation Support Program (PCF), more than R$4.2 billion had been disbursed as financial compensation, temporary aid and attorney's fees from the beginning of the program through the end of September 2026.

b)	Actions for closure, monitoring of salt cavities, environmental actions and other technical matters: Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing salt mining areas. The closure plan of the 35 mining areas is currently divided as follows:
i)	18 cavities are recommended for priority filling with solid material. To date, 14 cavities have had their sand filling completed (cavities 03, 04, 07, 11, 15, 16, 17, 19, 20, 21, 22, 23, 25 and 27), 2 cavities have reached the technical filling limit (cavities 09 and 12), 1 cavity has its filling process in progress (cavity 29) and 1 cavity (cavity 34) is in the preparation and planning phase;
ii)	6 cavities were naturally filled and, therefore, do not indicate, at this moment, the need for additional measures;
iii)	11 cavities remain within the salt layer and suitable for pressurization. At the end of 2024, the Company, based on the technical note issued by expert consultancy, considered the recommendation of filling these pressurized cavities with solid material, in the long term, over the course of several years to decades, and after the completion of the current filling plan, with the purpose of achieving a maintenance-free state for the 35 cavities, suitable for the final closure of the field.

It is reiterated that any need for additional actions is assessed on an ongoing basis by the Company and is based on technical studies prepared by external specialists, whose recommendations may be updated periodically according to the changes in the geological event and knowledge obtained, being submitted to competent authorities and following the execution timeframe agreed under the mine closure plan, which is public and regularly reassessed with ANM. Subsidence is a dynamic process occurring in the area of the Civil Defense Map and should continue to be monitored during and after the actions envisaged in the closure plan. The results of the monitoring activities will be important to assess the need for potential future actions, with a focus on safety and monitoring of stability in the region. Any potential future actions may result in significant additional costs and expenses that may differ from current estimates and provisions.

The provisioned amount of R$1,505 million to implement actions for closing and monitoring the salt cavities, environmental actions and other technical matters was calculated based on currently known techniques and the solutions planned for the current conditions of the cavities, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may be changed based on new information, such as: results of the monitoring of the cavities, progress of implementing the plans to close the mining areas, possible changes to be made to the environmental plan, monitoring of the ongoing measures and other possible alterations.

31

Regarding environmental actions, in compliance with the Agreement for Socio-Environmental Reparation, Braskem continues implementing the actions of the environmental plan approved by the MPF, as well as sharing the results of its actions with the authorities. It should be noted that the update of the Environmental Diagnosis, initially foreseen in the Agreement for 2025, will be carried out in 2027, considering the consent of the ministerial body.

c)	Socio-urban measures: Refers to the actions in compliance with the socio-urban measures under the terms of the Agreement for Socio-Environmental Reparation signed on December 30, 2020, for the adoption of actions and measures in the vacated areas, urban mobility and social compensation actions, indemnification for social damages and collective moral damages, and any contingencies related to the actions in the vacated and urban mobility areas. To date, of the 11 projects defined for urban mobility, 7 have already been completed (the Chã da Jaqueira System, Ladeira Santa Amélia, Rua Marquês de Abrantes, the Side Road of Av. Menino Marcelo, the Ladeira do Calmon One-Way Pair, the Intelligent Traffic-Light and Video-Monitoring System, currently under assisted operation, and the connection between Av. Durval de Goes and Av. Menino Marcelo), 2 are in progress (the Side Roads of Av. Durval de Goes Monteiro – Phase 2 and the Camerino System – North Connection), and the remaining 2 are still in the planning stage. With respect to the actions in the vacated areas, the Mutange Slope Stabilization project was completed. Other actions, such as the construction of a drainage system in the affected area, remain in progress. Other activities related to the demolitions had already reached 67% of the total area to be demolished (78.5% in number of properties) by the end of September 2026. In addition, the Company maintains actions to care for the neighborhoods, including property security, waste management and pest control. With respect to the Socio-Urban Actions Plan (“PAS”), of the 44 planned actions, which may be amended as defined together with the authorities, 35 are the responsibility of Braskem (5 have been completed and 8 are in progress) and 9 are the responsibility of the Municipality of Maceió, funded by the Company. The current balance of the provision is R$722 million.
d)	Additional measures: Refers to actions related to: (i) the Technical Cooperation Instruments signed by the Company; (ii) expenses related to communication, compliance, legal, among others; (iii) additional measures to support the region and maintenance of the areas, including requalification and indemnity actions for the Flexais region; and (iv) other matters classified as present obligations for the Company, even if not formalized. With regard to the Flexais Urban Integration and Development Project, which aims to promote access to essential public services and boost the local economy of Flexais, the following stand out: (i) the progress in the process of payment of compensation to residents (Financial Support Program - PAF), in which, as of September 30, 2026, 1,841 proposals had been submitted (99.9% of the total) and 1,836 payments had already been completed (99.7% of the proposals); (ii) the 23 actions established in the project, of which 20 are implemented (6 of continuous implementation and 14 fully completed) and 3 are in execution. The current balance of the additional measures described in this item totals R$814 million.

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method and the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense Map; studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, and other new developments in the matter.

32

The actions to repair, mitigate or compensate potential environmental impacts and damages, as provided for in the Agreement for Socio-Environmental Reparation, are in progress and eventually new measures may be necessary and will be consolidated as part of the measures for a Plan to Recover Degraded Areas (“PRAD”).

The Company has been making progress in negotiations with private and public entities about other indemnification requests to understand them better, which may lead to future agreements. Although future disbursements may occur as a result of said negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

On May 21, 2024, the final report of the Parliamentary Investigative Committee (“CPI”), set up by the Senate on December 13, 2023, was approved, with the purpose of investigating the effects of the Company's socio-environmental legal liability related to the geological event in Alagoas. On this date, the aforementioned CPI was declared closed, with the subsequent submission of the final report to the appropriate institutions.

There are also administrative proceedings related to the geological event in Alagoas in progress before the Federal Accounting Court (“TCU”) and the Brazilian Securities and Exchange Commission (“CVM”). The Company has been monitoring the matters and their developments.

In October 2025, the MPF filed charges based on the final report of the Federal Police from October 2024, with the formal charge having been accepted by the court in June 2026. In September 2026, the respective responses to the accusation were submitted.

Additionally, it is not possible to anticipate all new claims related to damage or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts and/or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of violation or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipalities or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment.

Consequently, the Company cannot eliminate the possibility of future developments related to all aspects of the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may significantly differ from its estimates and provisions.

For more information, please refer to Note 23 (“Geological Event – Alagoas”) in the consolidated and individual Quarterly Reports (ITR) as of September 30, 2026.

33

6.4	CONSOLIDATED RECURRING EBITDA CALCULATION

6.5	RECURRING EBITDA BY SEGMENT

34

6.6	INDICATORS

Indicators US$ million	3Q26 (A)	2Q26 (B)	3Q25 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Operating					
Recurring EBITDA	382	1,043	150	-63%	154%
EBITDA Margin[1]	10%	24%	5%	-14 p.p.	5 p.p.
SG&A/Net Revenue (%)	7%	6%	7%	1 p.p.	0 p.p.
Financial[2]					
Adjusted Net Debt	9,898	9,427	7,946	5%	25%
Adjusted Net Debt/Recuring EBITDA (LTM)[3]	6.36x	6.74x	16.21x	-6%	-61%
Recurring EBITDA (LTM)/Interest Paid (LTM)	3.70	2.25	0.89	65%	316%
Company Valuation					
Share Price (Final)[4]	0.8	1.2	1.2	-33%	-34%
Shares Outstanding (Million)[5]	797	797	797	0%	0%
Market Cap	652	979	985	-33%	-34%
Adjusted Net Debt	11,753	11,386	9,802	3%	20%
Braskem[3]	9,898	9,427	7,946	5%	25%
Braskem Idesa (75%)	1,855	1,959	1,856	-5%	0%
Enterprise Value (EV)[6]	12,618	13,219	11,772	-5%	7%
Recurring EBITDA LTM	1,743	1,525	553	14%	215%
Braskem	1,556	1,399	490	11%	217%
Braskem Idesa (75%)	188	126	63	49%	197%
EV/Recurring EBITDA LTM	**7.24x**	**8.67x**	**21.28x**	**-17%**	**-66%**
FCF Yield (%)	**-97%**	**-142%**	**-120%**	**45 p.p.**	**23 p.p.**
TSR (%)[7]	**-33%**	**-32%**	**-26%**	**-1 p.p.**	**-7 p.p.**

[1]It considers the Recurring EBITDA in relation to net revenue

[2]Does not consider Net Debt, Recurring EBITDA and Interest Paid of Braskem Idesa

[3]As of 2Q26, the calculation of Gross Debt (Ex-Braskem Idesa and TQPM) includes the leasing liabilities

[4]Considers the final share price adjusted for earnings

[5]Does not consider shares held by treasury

[6]It considers the provision related to the geological event of Alagoas

[7]It considers TSR from the quarter

35

6.7	CONSOLIDATED BALANCE SHEET

36

6.8	CONSOLIDATED CASH FLOW

Consolidated Cash Flow R$ million	3Q26 (A)	2Q26 (B)	3Q25 (C)	Chg. (A)/(B)	Chg. (A)/(C)	9M26 (D)	9M25 (E)	Chg. (D)/(E)
Profit (Loss) Before Income Tax and Social Contribution	**(980)**	**3,562**	**(2,591)**	**n.a.**	**-62%**	**3,534**	**(2,305)**	**n.a.**
Adjustments for Reconciliation of Profit (Loss):								
Depreciation and Amortization	1,219	1,158	1,085	5%	12%	3,551	3,513	1%
Results from Equity-accounted Investees	(22)	11	17	n.a.	n.a.	104	10	n.a.
Interest, Monetary and Exchange Variation, Net	1,519	377	755	302%	101%	(138)	(850)	-84%
Provisions, net	101	88	99	15%	3%	124	113	10%
Industrial transformation in Alagoas	-	-	784	n.a.	-100%	-	784	-100%
Provision of Geological Event in Alagoas	2	82	524	-98%	-100%	172	400	-57%
Gain (loss) on the sale of investment	-	-	-	n.a.	n.a.	-	75	-100%
Loss for impairment of trade accounts receivable and others from clients	11	1	131	n.a.	-92%	11	131	-91%
PIS and COFINS credits - exclusion of ICMS from the calculation base	-	(242)	-	-100%	n.a.	(242)	(293)	-17%
Impairment Braskem Idesa	-	-	-	n.a.	n.a.	-	-	n.a.
Provision (Reversion) for impairment and loss on sale of property, plant and equipment	18	(13)	(117)	n.a.	n.a.	(5)	(13)	-64%
Cash Generation before Working Capital	**1,868**	**5,025**	**687**	**-63%**	**172%**	**7,111**	**1,564**	**355%**
Operating Working Capital Variation:								
Financial investments	200	(606)	390	n.a.	-49%	(320)	1,086	n.a.
Trade Accounts Receivable	(487)	(257)	243	89%	n.a.	(1,303)	56	n.a.
Inventories	475	(2,042)	763	n.a.	-38%	(2,569)	543	n.a.
Taxes Recoverable	131	345	674	-62%	-81%	353	(16)	n.a.
Other Receivables	74	(1,056)	(110)	n.a.	n.a.	(1,577)	(271)	n.a.
Trade Payables	(617)	(435)	(1,208)	42%	-49%	(2,224)	(694)	220%
Taxes Payable	250	210	31	19%	n.a.	961	686	40%
Leniency Agreement	-	-	-	n.a.	n.a.	(42)	(35)	21%
Sundry Provisions	(56)	(60)	(141)	-6%	-60%	(198)	(122)	63%
Geological event in Alagoas	(174)	(200)	(1,405)	-13%	-88%	(652)	(2,282)	-71%
Other Payables	(591)	(292)	922	103%	n.a.	(968)	92	n.a.
Operating Cash Flow	**1,072**	**631**	**846**	**70%**	**27%**	**(1,428)**	**609**	**n.a.**
Interest Paid	(109)	(687)	(1,476)	-84%	-93%	(1,953)	(3,777)	-48%
Income Tax and Social Contribution	19	85	(54)	-77%	n.a.	143	(132)	n.a.
Net Cash Generated from (Used in) Operating Activities	**983**	**29**	**(684)**	**n.a.**	**n.a.**	**(3,238)**	**(3,300)**	**-2%**
Proceeds from the sale of fixed and intangible assets	0	-	-	n.a.	n.a.	1	-	n.a.
Proceeds from the sale of investments	-	-	95	n.a.	-100%	-	172	-100%
Additions to investment in subsidiaries	-	-	-	n.a.	n.a.	(166)	(47)	252%
Dividends received	8	-	8	n.a.	1%	8	8	1%
Additions to Fixed and Intangible Assets	(774)	(564)	(1,267)	37%	-39%	(1,992)	(2,569)	-22%
Additions to the right to use an asset under construction	14	(71)	-	n.a.	n.a.	(75)	-	n.a.
Guaranty for the use of long-term assets	-	(196)	-	-100%	n.a.	(196)	(1)	n.a.
Financial investments	-	(10)	-	-100%	n.a.	(91)	-	n.a.
Sale of investment fund units	-	-	108	n.a.	-100%	-	108	-100%
Net Cash Used in Investing Activities	**(751)**	**(841)**	**(1,056)**	**-11%**	**-29%**	**(2,511)**	**(2,329)**	**8%**
Obtained Borrowings	2,144	933	-	130%	n.a.	3,077	67	n.a.
Payment of Borrowings	(2)	(571)	(486)	-100%	-100%	(709)	(1,488)	-52%
Braskem Idesa Debt	-	-	-	0%	0%	-	-	0%
Obtained Borrowings	-	-	-	n.a.	n.a.	-	790	-100%
Payment of Borrowings	(27)	(27)	-	2%	n.a.	(81)	(632)	-87%
Leasing	(281)	(218)	(246)	29%	14%	(702)	(677)	4%
Dividends	-	-	-	n.a.	n.a.	-	(0)	-100%
Loan to non-controlling shareholders of Braskem Idesa	-	-	-	n.a.	n.a.	-	-	n.a.
Resoures from non-controlling capital contributions	-	-	-	n.a.	n.a.	4	(22)	n.a.
Proceeds from the sale of investments of non-controlling interest	-	-	-	n.a.	n.a.	-	-	n.a.
Net Cash Generated from (Used in) Financing Activities	**1,834**	**118**	**(732)**	**n.a.**	**n.a.**	**1,589**	**(1,962)**	**n.a.**
Exchange Variation on Cash of Foreign Subsidiaries	14	(53)	(48)	n.a.	n.a.	(331)	(732)	-55%
Increase (Decrease) in Cash and Cash Equivalents	**2,079**	**(748)**	**(2,520)**	**n.a.**	**n.a.**	**(4,491)**	**(8,323)**	**-46%**
Represented by								
Cash and Cash Equivalents at the Beginning of the Period[1]	3,931	4,678	9,183	-16%	-57%	10,501	14,986	-30%
Cash and Cash Equivalents at the End of the Period[1]	6,010	3,931	6,663	53%	-10%	6,010	6,663	-10%
(Decrease) Increase in Cash and Cash Equivalents	**2,079**	**(748)**	**(2,520)**	**n.a.**	**n.a.**	**(4,491)**	**(8,324)**	**-46%**

[1] Does not include balance of Financial Investments

37

6.9	BRASKEM IDESA INCOME STATEMENT

6.10	BRASKEM IDESA BALANCE SHEET

ASSETS (R$ million)	Sep-26 (A)	Jun-26 (B)	Change (A)/(B)
Current	**3,831**	**2,778**	**38%**
Cash and Cash Equivalents	1,371	353	288%
Trade Accounts Receivable	653	562	16%
Inventories	915	918	0%
Recoverable Taxes	483	692	-30%
Other	409	253	62%
Non Current	**18,091**	**18,154**	**0%**
Taxes Recoverable	454	234	94%
Deferred Income Tax	2,302	2,395	-4%
Other	96	25	284%
Property, Plant and Equipament	13,763	13,983	-2%
Intangible Assets	520	527	-1%
Right of use of assets	956	990	-3%
Total Assets	**21,922**	**20,932**	**5%**

LIABILITIES AND SHAREHOLDERS' EQUITY (R$ million)	Sep-26 (A)	Jun-26 (B)	Change (A)/(B)
Current	**17,897**	**14,583**	**23%**
Trade Payables	1,210	1,325	-9%
Braskem Idesa Borrowings	14,107	12,211	16%
Payroll and Related Charges	42	40	5%
Taxes Payable	46	61	-25%
Sundry Provisions	91	77	18%
Other	2,401	869	176%
Non Current	**7,070**	**8,816**	**-20%**
Braskem Idesa Borrowings	-	1,663	-100%
Accounts payable to related parties	2,609	2,555	2%
Loan to non-controlling shareholders of Braskem Idesa	1,049	1,019	3%
Sundry Provisions	806	847	-5%
Derivatives	-	21	-100%
Other	312	316	-1%
Deferred Income Tax and Social Contribution	2,294	2,395	-4%
Shareholders' Equity	**(3,045)**	**(2,467)**	**23%**
Attributable to Company's Shareholders	(3,514)	(2,893)	21%
Attributable to Company's Shareholders	469	426	10%
Total Liabilities and Shareholders' Equity	**21,922**	**20,932**	**5%**

38

6.11	BRASKEM IDESA CASH FLOW

39

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.